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Briggs & Stratton Corporation                                       News Release
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                          BRIGGS & STRATTON ANNOUNCES
                       PRELIMINARY RESULTS OF SELF-TENDER
                       AND OPEN MARKET REPURCHASE PROGRAM


        Milwaukee, Wis., May 21, 1997/PR Newswire/--Briggs & Stratton Corporation (NYSE: BGG), announced today that a preliminary count by Firstar Trust Company, the Depositary for the company's "dutch auction" self-tender offer, indicates that, subject to final verification, 3,590,223 shares of the company's common stock have been accepted for purchase at a price of $51.00 per share. Of the approximately 3,590,223 shares tendered, 1,619,608 shares were tendered pursuant to guaranteed delivery. The self-tender offer commenced on April 22, 1997 and expired at 5:00 p.m., New York City time, on May 20, 1997. Prior to the self-tender offer, Briggs & Stratton had 28,927,000 shares of common stock outstanding. Following the purchase of shares tendered in the self-tender offer, Briggs & Stratton will have approximately 25,336,777 shares of common stock outstanding.

        Payment for shares properly tendered and accepted will be made promptly, subject to proper delivery of shares in accordance with the terms of the offer.

        In addition to the self-tender offer, the company announced today that it may from time to time purchase additional shares of common stock pursuant to an open market repurchase program. The company's board of directors previously authorized the purchase of up to $300 million of shares of common stock by means of the self-tender offer and open market or private transactions. Any future purchases by the company will depend on many factors, including the market price of the shares, the company's business and financial position and general economic and market conditions.

        Briggs & Stratton is the world's largest producer of air-cooled gasoline engines for outdoor power equipment.

/CONTACT: Robert H. Eldridge, Executive Vice President and Chief Financial Officer, Secretary-Treasurer, Briggs & Stratton Corporation 414-259-5333.